Mail Stop 3561

July 20, 2006

Mr. George P. Christopulos, President
Tintic Gold Mining Company
3131 Teton Drive
Salt Lake City, Utah 84109

> **Re:** **Tintic Gold Mining Company**
> **Amendment No. 6 to Registration Statement on**
> **Form SB-2**
> **Filed June 13, 2006**
> **File No. 333-119742**

Dear Mr. Christopulos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Revise the reference to Kiwa being "technically deemed" an underwriter. Clearly state that Kiwa is an underwriter in this distribution. Revise similar disclosure in the Distribution section.

Prospectus Table of Contents

2.   Please reconcile the page numbers in the table of contents with the pages in the prospectus. The last amendment does not appear to have any page numbers.

Summary Financial Data

3.   We reviewed your response to our prior comment 11 from our letter of November 14, 2005, but it does not appear the changes discussed have been made. Therefore, we are reissuing this comment. Please revise to include summary financial data for <u>all periods</u> presented in the financial statements.

Risk Factors

4.   We note your response to our prior comment 13 from our letter of November 14, 2005 and we reissue the comment. In the introductory paragraph, we note the statement that "[t]he following constitutes an effort to itemize a variety of material risks involving us and our mineral exploration business." You should discuss all material risks in this section. Please revise your disclosure to clarify that you discuss all material risks in this section.

5.   Clarify in the subheading to risk factor nine that there is currently no trading market.

Management's Plan of Operation for the Next Twelve to Eighteen Months

6.   We note the list of specific steps or sequence events necessary to attract a mineral exploration partner. Please discuss in detail which steps the company has completed or taken reasonable steps to complete. Please identify the person(s) that completed the step(s), and disclose when the steps were completed and any related costs. For example, please discuss whether the company has identified any exploration partners, etc.

7.   We note your response to our prior comment 28 from our letter of November 14, 2005 and we reissue in part our prior comment. We note the disclosure that officers and directors have agreed to make an investment in the company necessary to complete the work sequence identified in this section. Please explain the nature of any agreements, such as any oral or written agreements between the officers and directors and the company. Discuss the terms of this agreement. Also, the reference in our prior comment to whether the agreement is legally binding refers to whether the company and/or would have legal recourse in the event that such funding is not provided.

8.   As requested in prior comment 27 from our letter of November 14, 2005, revise the disclosure to either define or remove technical language. For example and without limitation, we note the following statements: "areas of exposed hydrothermal alteration," "pathfinder elements," "anomalous areas," "leakage of hydrothermal fluids," "strata," "wrench fault systems," "QA/QC program," etc.

9.   We note your response to our prior comment 35 from our letter of November 14, 2005 and we reissue in part our prior comment. Please include the anticipated time frame in which management will investigate and negotiate a contract with mining companies.

10.   We note that you will move to the second phase drilling program contingent upon the results from the initial drilling program. Please explain how you will determine whether the results from the initial drilling program are sufficient to commence the second drilling program and who will make this determination.

Locating an Exploration Program Joint Venturer or Partner and Plan to Contract with such Joint Venturer or Partner

11.   We note the disclosure that "[s]ome of these candidates we know and are already aware of." Please describe in detail, any preliminary steps taken by management or discussions that management, or anyone on behalf of management, has had with any entities in regards to such entities exploring the company's mineral claims and entering into a joint venture or similar arrangement with the company.

The March 12, 2004 Merger or Reorganization with Kiwa

12.   We note your statement that "[f]rom approximately April 16 through April 19, 2004, in separate, private transactions … former principals and affiliates of Tintic-Utah … received a total of $193,318.78 between the five of them for the private, negotiated sale of a large majority of their shares to third parties." We also note your statement that "[t]hese transactions were not part of the merger transaction." Please explain any relation that the third party purchasers previously had with Kiwa Bio-Tech Products Group, LTD or its affiliates prior to the post-merger stock transactions. In addition, it appears that John Lowy introduced management of Tintic-Utah to Kiwa. Please explain whether John Lowy received any finders' fee in connection with the merger.

Description of Our Mineral Assets and Property Acquired as a Result of the Merger

13.   We note the disclosure that "[t]here are no conditions to our ability to retain title to the property other than our annual obligation to pay minimal property taxes to the Juab County Treasurer." Please reconcile this statement with the disclosure in Section 1.4(a)(iii) of the Distribution Agreement that requires liquidation of the mining claims in the event the spin off cannot be lawfully accomplished.

Type of Property/ Exploration, Development and Production History

14.   We note your response to our prior comment 42 from our letter of November 14, 2005 and we reissue our prior comment. The sixth and eighth paragraphs of this section refer to mines and other mineral occurrences that exist in the general area of the company property. Remove any information about the mines, prospects, or companies operating in or near to your property. Focus the disclosure only to those properties under your direct control and property holdings in which the company has the legal authority to explore for minerals.

Management and Principal Shareholders of Tintic Gold Mining Company
Directors, Executives Officers, Promoters and Control Persons

15.   Update the disclosure throughout the prospectus as of the most recent practicable date. For example, we note the number of shares outstanding, as disclosed in this section, is as of March 31, 2005.

16.   We note your response to our prior comment 48 from our letter of November 14, 2005 and we reissue the comment. We note the disclosure that "[b]ecause Vis Viva Corporation … came into existence over 10 years before the advent of the 'blank check company' rule, namely, 419, we have no ability to express an opinion on whether it was a 'blank check company.'" We also note the following disclosures:

- Vis Viva Corporation's 10-KSB for the fiscal year ended June 30, 1998 states "[t]o the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, the company is essentially a 'blank check' company." John Michael Coombs is listed as the president and director since 5/95.

- Vis Viva Corporation's 10-KSB for the fiscal year ended June 30, 1997 states "[t]o the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, the company is essentially a 'blank check' company." John Michael Coombs is listed as the president and director since 5/95.

- Vis Viva Corporation's 10-KSB for the fiscal year ended June 30, 1996 states "[t]o the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, the company is essentially a 'blank check' company." John Michael Coombs is listed as the president and director since 5/95.

In light of the above disclosures and in Tintic's SB-2 registration statement, please revise accordingly whether Vis Viva Corporation was a blank check company. The company may also want to disclose that Vis Viva Corporation was a shell company.

Certain Relationships and Related Transactions

17.   We note your response to our prior comment 51 and we reissue in part our prior comment. Please clearly disclose whether such individuals are promoters. Please see Item 404(d) of Regulation S-B and Rule 405 for the definition of a promoter.

Financial Statements
Report of Independent Registered Public Accounting Firm

18.   We reviewed your response to our prior comment 56 from our letter of November 14, 2005. Please advise your current independent auditor to revise their report to comply with the provisions in Section 508, paragraph 13 of the Statements of Auditing Standards. Specifically, the first paragraph of their opinion must clearly disclose the periods and financial statements they did not audit. Also, the second paragraph of their opinion must clearly disclose that their audit <u>and the report of other auditors</u> provide a reasonable basis for their opinion, as applicable.

Notes to Financial Statements
General

19.   We reviewed your response to our prior comment 63 from our letter of November 14, 2005 indicating that you have updated Note 10. Upon review of your filing, it appears Note 10 has been removed in its entirety. Please revise your filing to include disclosures required by paragraph 37 of APB 20 related to the restatement of your financial statements for the year ended December 31, 2004. Also, revise your financial statements for the year ended December 31, 2004 to clearly indicate it has been restated (e.g. indicate the restatement in the column header).

Part II

Recent Sale of Unregistered Securities

20.   We note your response to our prior comment 67 from our letter of November 14, 2005 and we reissue in part our prior comment. Please describe the facts relied upon to make the exemption available, e.g., sophistication of investors. See Item 701 of Regulation S-B.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: John Michael Coombs, Esq.
        Fax (801) 467-3256